Exhibit 12.1

	Nine months ended, September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010

Earnings
Income before income taxes and cumulative effect of accounting changes	$2,632	$1,515	$1,816	$1,210	$685	$323	$745
Add: Fixed charges	$305	$316	$410	$406	$444	$469	$363
Less: Interest capitalized	$23	$18	$23	$24	$21	$12	$19

Total	$2,914	$1,813	$2,203	$1,592	$1,109	$780	$1,089

Fixed charges
Interest expense (net)	$69	$80	$107	$107	$126	$182	$148
Add: Interest capitalized	$23	$18	$23	$24	$21	$12	$19

Gross interest expense	$92	$98	$130	$131	$147	$194	$167
Add: Interest factor of operating lease expense	$213	$218	$280	$275	$298	$275	$197

Total	$305	$316	$410	$406	$444	$469	$364

Ratio of earnings to fixed charges	9.55	5.74	5.37	3.92	2.49	1.66	2.99